

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Alexis Coll
General Counsel
DOMO, INC.
802 East 1050 South
American Fork, UT 84003

      Re: DOMO, INC.
          Registration Statement on Form S-3
          Filed September 6, 2024
          File No. 333-281962

Dear Alexis Coll:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Michael Nordtvedt